KG
9/21/05


SEC MAIL PROCESSING SECTION
RECEIVED
JUL 18 2005
WASH, D.C.
213



SECURITI N

05044333

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 43101

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 06/01/04 (MM/DD/YY) AND ENDING 05/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SF SENTRY SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 PINE STREET, SUITE 2700

(No. and Street)

SAN FRANCISCO,	CALIFORNIA	94111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LEON A. ROOT (415) 229-9012

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HENDRIKS, G. PAUL

(Name – *if individual, state last, first, middle name*)

1050 NORTHGATE DRIVE, SUITE 52,	SAN RAFAEL,	CA,	94903
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 23 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

LM

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Leon A. Root, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SF SENTRY SECURITIES, INC., as of May 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

Signature

President

Title

Notary Public


MARTY JOSEPH GRASSER
COMM. #1480699
Notary Public - California
San Francisco County
My Comm. Expires Apr. 5, 2008
NR01

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in ~~Financial Condition~~ Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

xx (o) Reconciliation of the Audited Net Capital Computation and the broker-dealers Corresponding Unaudited Part IIA Net Capital Computation.

S F SENTRY SECURITIES, INC.

FINANCIAL STATEMENTS

For the year ended May 31, 2005

S F SENTRY SECURITIES, INC.

For the year ended May 31, 2005

TABLE OF CONTENTS

GPH G. PAUL HENDRIKS, MBA
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT ACCOUNTANT

To S F Sentry Securities, Inc.:

I have audited the statement of financial condition of S F Sentry Securities, Inc. as of May 31, 2005, and the related statements of operations and changes in stockholders' equity and cash flows for the year then ended. The financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United states of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of S F Sentry Securities, Inc. as of May 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My examination has been made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III and IV is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rules 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.



July 5, 2005

1050 Northgate Drive ▪ Suite 52 ▪ San Rafael, CA 94903 ▪ 415/492-8933 ▪ FAX 415/492-8330

S F SENTRY SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

May 31, 2005

ASSETS

Cash and cash equivalents	$ 245,461
Receivable from broker-dealers	368,565
Income taxes receivable	54,200
Income tax refund receivable	105,000
Marketable securities at market value (cost, $102,462)	95,240
Other non marketable securities	26,181
Office equipment (net of accumulated depreciation of $226,371)	245,548
Due from affiliates	52,213
Prepaid expenses	4,436
Organization costs (net of accumulated amortization of $10,215)	0
	$1,196,844

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and accrued liabilities	$ 109,518
Payroll payable	38,255
Total liabilities	147,773
Stockholder's Equity:	
Common stock – no par value; authorized 100,000 shares, issued and outstanding, 55,000 shares	95,000
Retained earnings	954,071
Total stockholder's equity	1,049,071
Total liabilities and stockholder's equity	$1,196,844

The accompanying notes are an integral part of these financial statements

S F SENTRY SECURITIES, INC.

STATEMENT OF OPERATIONS

For the year ended May 31, 2005

Revenue	
Securities commissions	$4,061,909
Trading gains (losses)	(16,860)
Dividends, interest and other income	95,980
Total revenue	4,141,029
Expenses	
Employee compensations and benefits	3,477,790
Information services	74,730
Clearance fees	433,390
Office expenses	102,795
Occupancy	136,343
Travel and seminars	34,593
Outside services	127,084
Depreciation	25,461
Entertainment	47,191
Regulatory expenses	21,162
Charitable contributions	4,275
Subordinated interest expense	21,667
Total expenses	4,506,481
Income (loss) before taxes on income	(365,452)
Income tax benefit	116,200
Net income (loss)	$(249,252)

The accompanying notes are an integral part
of these financial statements

S F SENTRY SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For the year ended May 31, 2005

	Common Stock	Paid in Capital	Retained Earnings	Stockholder's Equity
BEGINNING BALANCE June 1, 2004	$ 95,000	$ 0	$1,203,323	$1,298,323
Net income (loss)			(249,252)	(249,252)
ENDING BALANCE May 31, 2005	$ 95,000	$ 0	$ 954,071	$1,049,071

The accompanying notes are an integral part of these financial statements

S F SENTRY SECURITIES, INC.

STATEMENT OF CASH FLOWS

For the year ended May 31, 2005

Cash flows from operating activities:	
Net income (loss)	$(249,252)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation and amortization	25,461
(Increase) decrease in receivable from broker-dealers	(15,258)
(Increase) decrease in income taxes receivable	(54,200)
(Increase) decrease in income tax refund receivable	(105,000)
(Increase) decrease in marketable securities inventory	16,860
(Increase) decrease in due from affiliates	228,110
(Increase) decrease in prepaid expenses	(4,436)
Increase (decrease) in accounts payable	16,038
Increase (decrease) in payroll payable	13,899
Increase (decrease) in income taxes payable	(14,748)
Increase (decrease) in deferred income taxes	(12,000)
Net cash provided (used) by operating activities	(153,826)
Cash flows from financing activities	
Repayment of subordinated loans	300,000
Net cash flows (used) by financing activities	300,000
Cash flows from investing activities	
Purchase of fixed assets	(83,220)
Net cash flows provided by investing activities	(83,220)
Net increase (decrease) in cash	(537,046)
Cash and cash equivalents at beginning of period	782,507
Cash and cash equivalents at end of period	$ 245,461

Supplemental disclosures:	
Federal income taxes paid	$ 55,532
State franchise taxes paid	14,216
Interest paid on notes subordinated to the claims of general creditors	21,667

The accompanying notes are an integral part
of these financial statements

S F SENTRY SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

May 31, 2005

Note 1) Organization

The Company was incorporated on June 25, 1990 in the state of California. In November 1990, the Company became registered with the Securities and Exchange Commission as a broker-dealer in securities pursuant to Section 15 (B) of the Securities Exchange Act of 1934. In April 1991 the Company became a member of the National Association of Securities Dealers. The company commenced securities transactions in June 1991. The Company earns income primarily through commissions on the brokerage of securities.

Note 2) Summary of Significant Accounting Policies

The financial statements are prepared on the accrual basis of accounting.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts of revenues and expenses for the reporting period. Actual results could differ from these estimates.

Transactions in securities are recorded on a trade date basis. Marketable equity securities are valued at the quoted market value of the securities. The resulting difference between cost and market value is included in income.

Organization costs are amortized over sixty months.

Equipment is carried at cost, less accumulated depreciation. Depreciation for equipment and furniture is based on the straight line method over the estimated useful life of five and seven years, respectively.

Note 3) Marketable Securities Owned

Marketable securities owned in the amount of $95,240 consists of investment securities at current market values. Net unrealized losses of $16,860 are included in securities trading revenue for the year ended May 31, 2005 and are the result of net changes between aggregate cost at time of purchase and the market value of securities owned at May 31, 2004 and May 31, 2005.

S F SENTRY SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

May 31, 2005

Note 4) Non Marketable Securities

During the year ended May 31, 2005 the Company held investments totaling $26,181 in two companies which are not readily marketable and are not traded on any exchange. Management has been able to obtain information that would indicate that there has been no impairment of value in these investments during the year ended May 31, 2005. No net unrealized gains or losses are included in trading revenue for the year ending May 31, 2005.

Note 5) Income Taxes

For the year ending May 31, 2005 the Company incurred a net operating loss of $374,191 for federal income tax purposes and net operating loss of $325,503 for California income tax purposes. The federal income tax net operating loss will be carried back to offset prior years income taxes. The resulting federal income tax refund of 105,000 has been recorded as an income tax refund receivable and as a tax benefit for the year ending May 31, 2005. The income tax benefit for the year ending May 31, 2005 is as follows:

	Current	Deferred	Total
Federal income tax benefit	$(105,000)	$(12,000)	$(117,000)
State income taxes	800	0	800
Total	$(104,200)	$(12,000)	$(116,200)

For California state income tax purposes the Company incurred a net operating loss of $325,500, which can be carried over to offset future year franchise taxes. These net operating losses may be carried forward for ten years and will expire on May 31, 2015. The Company has not accrued the future benefit of the net operating loss carryover and has not recorded a deferred income tax asset since the earning of future net income is not certain.

Note 6) Subordinated Liabilities

Liabilities subordinated to the claims of general creditors of $300,000 matured during the year ended May 31, 2005 and were repaid to the lender in their entirety.

S F SENTRY SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

May 31, 2005

Note 7) Related Party Transactions

The subordinated lender and 95% shareholder of the Company, R Dirickson, owns 33% of San Francisco Investment Group, Inc., a registered investment advisor. Certain registered representatives of the Company were also employees of San Francisco Sentry Investment Group, Inc.

The 95% shareholder of the company is also the 96% shareholder of Storie Advisors, LLC, a registered investment advisor, a 60% shareholder of Cypress Advisors, Inc., a registered investment advisor, a 60% shareholder of Cypress Advisors, LLC, a registered investment advisor and a 92.5% owner and member of San Francisco Relative Value Advisors, LLC, a registered investment advisor. The sole shareholder is also a 95.5% owner and member of S F Sentry, LLC.

The Company pays expenses on behalf of these affiliates. Periodically, the affiliates reimburse and/or prepay the Company for direct and allocated expenses. As of May 31, 2005, the Company had balances due of $37,230 and $14,983 from Cypress Advisors, LLC and Cypress Advisors, Inc., respectively.

If an affiliated company is unable to repay the Company for its share of allocated expenses within 90 days of incurrence due to lack of cash flow or earnings, the Company may elect to forego repayment of allocated expenses. During the year ended May 31, 2005, the Company absorbed the allocated expenses of the following affiliated entities.

Storie Advisors, LLC	$ 509,060
San Francisco Sentry Investment Group, Inc.	129,045
San Francisco Relative Value Advisors, LLC	43,945
Total affiliated company expenses absorbed by the Company	$ 682,050

Note 8) Pension Plan

In December 1997 an affiliated company established a defined contribution pension and profit sharing and salary deferral plan. The Company may make a discretionary contribution to the plan. Eligible employees of the company may also elect to participate in a salary tax deferral plan. There was no discretionary contribution made to this plan by the Company during the year ended May 31, 2005.

S F SENTRY SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

May 31, 2005

Note 9) Lease Obligations

The Company currently leases office space along with two affiliated companies which is accounted for as an operating lease. This lease is commenced December 1, 1998. In October 2002 this lease was amended to provide for basic monthly rent of $30,728 plus 2.7% of designated common building operating expenses. The lease expires October 31, 2007. While the Company is a signatory on the lease, only 25% of the total lease costs is allocated to the Company with the remainder allocated to the affiliated Companies.

In May 2005 the Company along with two affiliated companies entered into an operating lease to rent additional office premises at a basic monthly rent of $9,846 plus 0.8633% of designated common building operating expenses. These leases expire October 31, 2007. The Company has the option to renew these leases for a period of additional five years.

Future minimum lease payments under operating leases on which the Company may be held liable are as follows:

Year ended	Amount
May 31, 2006	504,051
May 31, 2007	514,896
May 31, 2008	216,423
Total	$1,235,370

Note 10) Net Capital Requirements

The Company is required to maintain minimum net capital as defined by rule 15c3-1 of the Securities and Exchange Commission. At May 31, 2005, the Company's net capital was $543,885 the amount of which $443,885 is in excess of the required net capital. The Company's ratio of aggregate indebtedness to net capital also may not exceed 15 to 1. On May 31, 2005, the Company's net capital ratio was 0.27 to 1.

Note 11) Exemption from SEC Rule 15c3-3

Management believes that the Company has complied with provisions for exemption from SEC Rule 15c3-3 throughout the year ended May 31, 2004. All customer transactions are cleared through another broker-dealer, Bear Stearns Securities Corporation, SEC #8-43724 on a fully disclosed basis.

FOCUS REPORT – PART II

as of May 31, 2005

Firm Name: S F SENTRY SECURITIES, INC.			Firm ID: 027432
1	Total ownership equity		$ 1,049,071
2	Deduct o/e not allowable for net capital		
3	Total o/e qualified for net capital		1,049,071
4	Add:		
A	Allowable subordinated liabilities		
B	Other deductions or credits		
	Description	Amount	
5	Total cap & allowable subloans		1,049,071
6	Deductions and/or charges		
A	Total non allowable assets	$488,379	
D	Other deductions and/or charges		
	Total deductions and/or charges		(488,379)
7	Other additions and/or allowable credits		
	Description	Amount	
8	Net capital before haircuts		560,692
9	Haircuts on securities:		
A	Contractual commitments		
B	Subordinated debt		
C	Trading and investment securities		
1	Exempted securities		
2	Debt securities		
3	Options		
4	Other securities	$16,289	
D	Undue concentration	518	
E	Other		
	Description	Amount	
			(16,807)
10	Net Capital		$ 543,885

FOCUS REPORT – PART II

as of May 31, 2005

Firm Name: S F SENTRY SECRUITIES, INC. Firm ID: 035603

11	Minimum net capital requirement: (based on Aggregate Indebtedness)	9,851
12	Minimum Dollar Requirement	100,000
13	Net capital required (greater of line 11 or 12)	100,000
14	Excess net capital (line 10 less line 13)	443,885
15	Excess net capital @ 1000% (net cap – 10% of AI)	529,007

Computation of Aggregate Indebtedness

16	Total AI liability from balance sheet		147,773
17	Add:		
A	Drafts for immediate credit		
B	Market value of securities borrowed where no equivalent value is paid or credited		
C	Other unrecorded amounts		
	Descriptions	Amount	
19	Total Aggregate Indebtedness		147,773
20	Percentage of aggregate indebtedness to net capital		27
21	Percentage of aggregate indebtedness to net capital after anticipated withdrawals		27

SCHEDULE II

S F SENTRY SECURITIES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKER-DEALERS UNDER RULE 15c3-3
May 31, 2005

An exemption from Rule 15c3-3 is claimed based upon section (k) (2) (B). The Company has complied with provisions for exemption from Rule 15c3-3 throughout the year ended May 31, 2005. All customer transactions are cleared through another broker-dealer, Bear Stearns Securities Corporation, SEC #8-43724, on a fully disclosed basis.

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

Not applicable.

SCHEDULE III

S F SENTRY SECURITIES, INC.

RECONCILLIATION OF THE AUDITED NET CAPITAL COMPUTATION AND THE BROKER-DEALER'S CORRESPONDING UNAUDITED PART IIA NET CAPITAL COMPUTATION

May 31, 2005

(Additional Information)

Net capital per unaudited statements	$ 544,685
Add: (deduct) audit differences	
Net (increase) decrease in state income tax expense	(800)
Net capital per audited financial statements	$ 543,885

SCHEDULE IV

S F SENTRY SECURITIES, INC.

STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF CREDITORS

For the year ended May 31, 2005

(Additional Information)

BEGINNING BALANCE May 31, 2004	$ 300,000
Increases	0
Decreases	300,000
ENDING BALANCE May 31, 2005	$ 0

GPH G. PAUL HENDRIKS, MBA
CERTIFIED PUBLIC ACCOUNTANT

Report of Independent Public Accountant

To the Shareholders of S F Sentry Securities:

In planning and performing my audit of the financial statements of S F Sentry Securities, Inc., for the year ended May 31, 2005, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5 (g) (1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the S F Sentry Securities Inc., including tests of compliance with such practices and procedures, that I considered relevant to the objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) (11) and the procedures for determining compliance with exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by the company (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of the differences for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; or (iii) in obtaining and maintaining physical possession and control; of all fully paid and excess margin securities of customers as required by Rule 15c3-3 because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1050 Northgate Drive ▪ Suite 52 ▪ San Rafael, CA 94903 ▪ 415/492-8933 ▪ FAX 415/492-8330

Because of the inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control that I consider to be a material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at May 31, 2005 to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1935 and should not be used for any other purpose.



San Rafael, California
July 5, 2005